Colin Finlay

Key Skills

- The ability to produce results in various environments over a long period of time
- Instigating and managing change in line with business needs
- A high level of diplomacy and tact in dealing with difficult situations
- A shrewd reader of the market and the ability to anticipate trends and developments
- The ability to encourage and inspire people around me
- An encyclopaedic knowledge of the picture library industry
- An in demand writer and presenter on many aspects of photography

Employment History

Director of Strategic Development, World Illustrated Inc and Avalon Licensing Limited
(2004 – Present)

Achievements and responsibilities:

- Developed an extensive portfolio of "best of breed" overseas image partners which account for more than 50% of the licensing business of the company
- Established a content strategy for Photoshot to ensure a continuous supply of high quality content across multiple subject areas
- Overall management of over 5,500 individual contributors and suppliers
- Worked with the MD on the acquisition of 19 picture libraries since 2004, with a focus on content and integration
- Manage, edit and bring to market images from an analogue library of 15 million images

Head of Image Services – The Natural History Museum, London
(June 2009 – June 2011)

Achievements and responsibilities:

- Responsible for supplying image services to all departments within the Museum
- Restructured the department in line with the changing requirements and direction of the Museum requiring immense diplomacy in dealing with long serving, heavily unionised staff
- Managed the Wildlife Photographer of the Year competition, one of the most prestigious photo competitions in the world and presiding over the first ever disqualification of the winning image
- Specified, tendered and completed the installation of a new website for the picture library
- Managed a photographic studio of 8 photographers with work ranging from press events, VIP visits, shoots for the marketing department, commercial filming for TV companies and very specialist highly technical scientific photography
- Part of the senior management team developing a highly sophisticated digital asset management system for the Museum, involving liaising with all departments in the Museum, both commercial and scientific, as well as numerous suppliers and technical contractors

Global Sales Director – Archival Collections, Getty Images, London
(1997 – 2004)

Achievements and responsibilities:
:

- Headhunted by Getty Images in the early days of the business to invigorate sales and marketing within the recently acquired Hulton collection.
- Increasing revenue from archival image sales from $5m to $20m
- Restructured the archive to make it customer focused as opposed to content focused, facing multiple challenges from a de-motivated and long-serving team and local management
- Overall global responsibility for sales and profitability of the various archival collections within Getty Images, notably the Hulton Archive and Time & Life Pictures
- Involved in many of the M & A activities of Getty Images, identifying and recommending potential targets
- A senior member of the integration teams involved in enduring quick returns on investment of new acquisitions, working primarily with partner agencies and content training of new staff
- Very much the public face of the archive collections frequently asked to curate exhibitions in various locations in Europe, the US and China
- Internal and external presentations to a wide range of people including senior politicians in China and advising on copyright and other issues facing the picture industry

Prior Positions

I was Head of Sales for The Stage newspaper for about 8 years. As well as being responsible for revenue, I was also the lead Opera reviewer and also covered many other live events.

Before that I worked for The Design Council for about the same length of time, being responsible for their magazine publishing activities.

Education

University of Wales at Lampeter
(1974 - 1978) French, 2:1 degree

Hobbies & Interests

I am a passionate private collector of photography. Other interests include food and wine, opera, contemporary jazz and most things cultural